EXHIBIT D-4

CERTIFICATE OF DESIGNATIONS

OF
SERIES B PREFERRED UNITS
OF JCM PARTNERS, LLC
(As Created by the Board of Managers

Pursuant to Section 2.1.6 of the Amended and

Restated Operating Agreement, dated as of June 25, 2003)

WHEREAS, Section 2.1.6 of that Amended and Restated Operating Agreement dated as of June 25, 2003, as it may be amended thereafter (“Agreement”) of JCM Partners, LLC, a Delaware limited liability company (“Company”), provides that the Board of Managers may create a series of Preferred Units by approving a Certificate of Designations for such series; and

WHEREAS, this Certificate of Designations sets forth the rights, preferences, privileges and restrictions of the Series B Preferred Units;

NOW, THEREFORE, BE IT RESOLVED, that the Series B Preferred Units shall have the rights, preferences, privileges and restrictions set forth herein. Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement.

1. Designation of Series.

The Company shall have a series of Preferred Units which shall be designated “Series B Preferred Units” (the “Series B Preferred Units”).

2. Number of Series B Preferred Units.

The number of Series B Preferred Units that may be issued shall not exceed 25,000,000. The Board of Managers (the “Board”), without any further action of the holders of Series B Preferred Units, may reduce the number of authorized but unissued Series B Preferred Units at any time. At the termination of the offering of the Series B Preferred Units on the terms set forth in the Company’s Private Placement Memorandum, dated November 24, 2004 including any extensions, any authorized Series B Preferred Units that have not been issued or subscribed for shall automatically revert to authorized but unissued Units and Preferred Units under Section 2.1.2 of the Agreement.

3. Status of Series B Preferred Units.

All Series B Preferred Units shall remain Series B Preferred Units until converted in accordance with Section 7 of this Certificate of Designations and the terms of the Agreement.

4. Distributions to Holders of Series B Preferred Units.

4.1 Priority of Distributions.

4.1.1	The holders of Series B Preferred Units shall have the right to receive Series B Mandatory Monthly Distributions (see Section 4.2 below).

4.1.2	The Series B Mandatory Monthly Distributions shall be paid in full each month prior to payment of any Additional Distributions to any class of Units.

4.1.3	If there is a shortfall in the Company’s ability to pay distributions as set forth in Section 2.1.4.2(b)(1) and (2) of the Agreement, the Series B Preferred Units shall not receive any distributions (mandatory or otherwise) until the Class 1, Class 2, Class 3 Units and any other class(es) of Units entitled to share in such shortfall on a pro rata basis have been paid in full. After the preceding shortfall has been paid in full, the Series B Preferred Units shall share pro rata in any funds available to pay distributions owed the Series B Preferred Units and any other class(es) of Units or series of Preferred Units that have the same priority.

4.1.4	In accordance with Section 4.2 of the Agreement, each Series B Preferred Unit shall receive the same Additional Distributions as the Class 3 Units receive on a per Unit basis.

4.2 Series B Mandatory Monthly Distributions.

The Company shall make a monthly distribution to the holders of Series B Preferred Units in an amount equal to one-twelfth (1/12th) of eight and 25/100 cents ($0.0825) per Series B Preferred Unit (the “Series B Mandatory Monthly Distributions”). If the Company fails, for any reason, to pay any Series B Mandatory Monthly Distribution(s) in a timely manner (the “Overdue Series B Mandatory Monthly Distributions”), the Company shall begin liquidating its assets as quickly as commercially reasonable and shall pay the holders of Series B Preferred Units interest on any Overdue Series B Mandatory Monthly Distributions at the rate of ten percent (10%) per annum. The Company may cease liquidating its assets when the Company no longer has any Overdue Series B Mandatory Monthly Distributions.

4.3 Payment.

The Series B Mandatory Monthly Distributions shall be paid to the holders of record of Series B Preferred Units as of the first day of the month and mailed by the Company to such holders of record no later than the last day of each month. In lieu of mailing, the Company may transmit payment to a holder of Series B Preferred Units in any other manner agreed to in writing by a holder of Series B Preferred Units.

4.4 Termination of Series B Mandatory Monthly Distributions.

The Series B Mandatory Monthly Distributions shall remain in effect until the first to occur of the following events (each, a “Series B Mandatory Distribution Termination Event”):

4.4.1	The monthly record date immediately prior to the dissolution of the Company pursuant to Section 5.1.1 of the Agreement; or

4.4.2	The closing of a Change of Control Merger or Consolidation. “Change of Control Merger or Consolidation” means any merger or consolidation in which the Company is not the surviving entity, except a transaction that results in the Members of the Company immediately prior to the transaction owning securities representing at least fifty percent (50%) of the voting power of the surviving entity after the transaction.

5. Series B Preferred Unit Put Option.

5.1 Triggering Events.

In connection with a Change of Control of the Company, each holder of Series B Preferred Units as of the Change of Control Put Right Record Date will have the right (the “Change of Control Put Right”) to require the Company, or the Company’s designee, to redeem or repurchase, as applicable, some or all of such holder’s Series B Preferred Units for the Change of Control Put Price (defined in Section 5.4 below) no later than the date of the closing of the transaction that constitutes the Change of Control of the Company.

A “Change of Control” means a Change of Control Merger or Consolidation or a Change of Control of Voting Securities. A “Change of Control of Voting Securities” means:

When any person (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) in any transaction or series of related transactions becomes the Beneficial Owner (as defined in Rule 13d-3 of the 1934 Act), directly or indirectly, of Units or Preferred Units of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities, other than in an Excluded Transaction (as defined herein). Classes of Units or series of Preferred Units owned by a subsidiary of the Company and voted pursuant to Section 2.3.5 of the Agreement shall not be included in determining voting power.

An “Excluded Transaction” means any increase in the percentage of total voting power represented by any person’s Units or Preferred Units as a result of the acquisition of Units or Preferred Units by the Company or any subsidiary of the Company in connection with (i) the Company’s repurchase program referred to in Section 11, (ii) the Class 1 Put Right, (iii) the Class 2 Put Right or (iv) any other put rights in any future Certificates of Designations of the Company.

The “Change of Control Put Right Record Date” means the record date established by the Board for the vote of the Members for the proposed Change of Control transaction, or, if no Member vote is required, the record date established by the Board.

5.2 Exercise Notice.

Within twenty (20) days after the Change of Control Put Right Record Date, the Company shall send a notice (the “Exercise Notice”) to each holder of record of Series B Preferred Units informing the holder of the proposed Change of Control transaction, the Change of Control Put Price and the date by which the holder must notify the Company of his or her election to exercise his or her Change of Control Put Right (the “Put Close Date”). The Put Close Date shall be a date no earlier than twenty (20) business days after the delivery of the Exercise Notice and no later than the date of the meeting of the Members, if required, to vote on the proposed Change of Control transaction.

5.3 Notice of Exercise by Series B Preferred Unit Holders.

Each holder of Series B Preferred Units who desires to exercise his or her Change of Control Put Right shall do so by notifying the Company of such exercise no later than the Put Close Date, on an exercise form to be prepared by the Company and delivered to the holders of the Series B Preferred Units concurrent with the Exercise Notice. Any holder who fails to timely exercise its Change of Control Put Right will forfeit such Change of Control Put Right.

5.4 Change of Control Put Price.

The “Change of Control Put Price” with respect to each Series B Preferred Unit means a cash amount equal to one hundred twenty percent (120%) of the Original Series B Preferred Unit Price. The “Original Series B Preferred Unit Price” shall mean the price the Company originally sold that Series B Preferred Unit to the original purchaser of that Series B Preferred Unit, as set forth on the book-entry certificate for that Series B Preferred Unit.

5.5 Transactions After Change of Control Put Right Record Date.

5.5.1	All distributions distributed to electing holders of Series B Preferred Units subsequent to the Change of Control Put Right Record Date will not be deducted from the Change of Control Put Price.

5.5.2	The Board may establish procedures, including without limitation, the establishment of an escrow and the requirement that the holders of the Series B Preferred Units deliver transmittal letters and assignments, as a condition precedent to distributing the Change of Control Put Price to such holders of Series B Preferred Units.

5.6	Change of Control Put Rights Voided if Change of Control Transaction Does Not Occur.

If the proposed Change of Control transaction does not occur for any reason, whether by the failure of the Members to approve such transaction, rescission of the transaction by the Board, or otherwise, all of the exercised Change of Control Put Rights shall be automatically voided after the Board has adopted a resolution confirming that the proposed Change of Control transaction has not and will not occur. If another Change of Control transaction is later proposed, all of the procedures in this Section 5 shall be repeated with respect to the new proposed Change of Control transaction.

6. Voting Rights.

6.1 General.

The holders of the Series B Preferred Units shall have the voting rights granted to Preferred Units in the Agreement, including the right to vote on certain matters as a separate class of Preferred Units as set forth in Sections 2.2.2 and 2.2.3 of the Agreement, except the Series B Preferred Units shall not have the right to vote as a separate class (by itself or with any other series of Preferred Units) on the events set forth in Section 2.2.2.1 of the Agreement.

6.2 Irrevocable Proxy.

6.2.1	Notwithstanding Section 6.1, if a court having jurisdiction determines that the Series B Preferred Units do have the right to vote as a separate class (by itself or with any other series of Preferred Units that may come into existence) on the events set forth in Section 2.2.2.1 of the Agreement (herein, a “Section 2.2.2.1 Class Vote”), each holder of Series B Preferred Units (and any successor in interest thereto, as an Assignee, Substitute Member, or otherwise), by acquiring the Series B Preferred Units (or any interest therein), grants to the Proxy Holders an irrevocable proxy, coupled with an interest (the “Irrevocable Proxy”), to vote the holder’s Series B Preferred Units with respect to the Section 2.2.2.1 Class Vote. As used herein, the “Proxy Holders” means the Chief Executive Officer and the Chairman of the Board of the Company.

6.2.2	Nothing herein shall limit the rights of the holders of the Series B Preferred Units to vote together with the Units and Preferred Units on any matter.

6.2.3	The Proxy Holders shall vote all Series B Preferred Units in the same proportion as all classes of Units and all series of Preferred Units voted on the transaction where all classes of Units and series of Preferred Units with voting rights voted together as a single class.

6.3 Class Vote on Amendment of this Certificate of Designations.

Provided the Board has first approved such amendment, any amendment to this Certificate of Designations shall require that a majority of the Series B Preferred Units who are present (by person or proxy) at a duly called and held meeting at which a quorum is present shall be required to approve such amendment (or if no meeting is to be held, then upon the written consent executed by a majority in interest of the outstanding Series B Preferred Units).

7. Conversion Rights and Restrictions.

7.1	The Right of Holders of Units and Preferred Units to Convert to Series B Preferred Units.

7.1.1	No holder of any class of Units or series of Preferred Units may convert its class of Units or series of Preferred Units into Series B Preferred Units.

7.1.2	Nothing herein shall limit the ability of the holders of a class of Units or series of Preferred Units from exchanging the holders’ Units or Preferred Units for Series B Preferred Units, if the Board has authorized payment for Series B Preferred Units in the form of delivery of other classes of Units or series of Preferred Units and the holder meets the eligibility standards established by the Board.

7.2	The Right of Holders of Series B Preferred Units to Convert to Other Units or Preferred Units.

7.2.1	The rights and conditions governing the conversion of Series B Preferred Units to other class(es) of Units or series of Preferred Units, if any, shall be specified in the Certificates of Designations for those other class(es) of Units or series of Preferred Units.

7.2.2	When Series B Preferred Units are converted to another class of Units or series of Preferred Units, the holder shall then hold the new class of Units or series of Preferred Units. The converted Series B Preferred Units shall then assume the status of authorized but unissued Units and Preferred Units. The Company shall at all times reserve and keep available out of its authorized Units and Preferred Units sufficient Units and Preferred Units to satisfy any conversion rights granted to holders of Series B Preferred Units.

8. No Impairment.

The Company will not, by amendment of the Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations to be observed or performed by the Company, but will at all times in good faith assist in carrying out all the provisions of this Certificate of Designations and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of Series B Preferred Units against impairment. Notwithstanding any implication to the contrary, the foregoing shall not have the affect of requiring the unanimous approval or consent of each holder of Series B Preferred Units in order to amend the Agreement or this Certificate of Designations, or to permit the Company to engage in a reorganization, recapitalization, transfer or sale of assets, consolidation, merger, dissolution, or issuance of Units or Preferred Units.

9. Residual Rights.

Except as expressly provided for herein, the Series B Preferred Units shall be vested with the rights, preferences, privileges and restrictions accruing to Preferred Units under the Agreement.

10. Redemption of Series B Preferred Units upon Liquidation Events.

10.1 Amount of Redemption.

After the effective date of the dissolution of the Company pursuant to Section 5.1.2 of the Agreement (“Dissolution Effective Date”), each holder of a Series B Preferred Unit shall have the holder’s Series B Preferred Units redeemed for a cash payment equal to the Series B Preferred Unit Dissolution Redemption Amount. The “Series B Preferred Unit Dissolution Redemption Amount” shall mean an amount per Series B Unit equal to the greater of:

10.1.1	One hundred ten percent (110%) of the Original Series B Preferred Unit Price, or

10.1.2	The weighted average price paid for Class 3 Units in the 12-calendar months preceding the most recent repurchase by the Company for such units under the repurchase program referred to in Section 11 below.

10.2 Priority and Timeline of Redemption.

10.2.1	The Series B Preferred Unit Dissolution Redemption Amount may be paid by the Company anytime after the Dissolution Effective Date and shall be paid in full to all holders of Series B Preferred Units prior to the payment of any distributions under Section 4.3 of the Agreement to any other classes of Units. Prior to the payment of the Series B Preferred Unit Dissolution Redemption Amount, the Company shall have cured any shortfall in payments of any Overdue Series B Mandatory Monthly Distributions.

10.2.2	If there is a shortfall in the Company’s ability to pay the amounts set forth in Section 10.2.1 for each Series B Preferred Unit, the Company’s obligation to pay the Series B Preferred Unit Dissolution Redemption Amount shall be automatically voided. Instead, upon the dissolution, liquidation or winding up of the Company and after the payment of the Company’s other required obligations, holders of Series B Preferred Units shall receive all of the available proceeds as liquidating distributions on a pro rata basis with all holders of Preferred Units entitled to share in such distributions. In such event, the holders of other classes of Units shall not receive any liquidating distributions.

10.3 Series B Preferred Dissolution Redemption Amount Notice.

When the Company pays the holders of the Series B Preferred Units the Series B Preferred Dissolution Redemption Amount, the Company shall send a written notice with the payment to each holder of the Series B Preferred Units informing the holder that the payment constitutes the Series B Preferred Dissolution Redemption Amount and the date as of which the holder’s Series B Preferred Units shall be deemed cancelled.

10.4 Other Notice.

The Company shall send the holders of the Series B Preferred Units a written notice if the Series B Preferred Dissolution Redemption Amount has been voided under Section 10.2.2 and shall indicate in the notice the status of the Series B Preferred Units’ liquidating distributions under Section 10.2.2.

10.5 Savings Clause.

If a court having jurisdiction determines that the payment of the Series B Preferred Dissolution Redemption Amount is prohibited by the Agreement or applicable law for any reason, the Series B Preferred Dissolution Redemption amount shall be reclassified as a pro rata liquidating distribution to the holders of the Series B Preferred Units and any other series of Preferred Units entitled to share in such distribution in accordance with Section 4.3 of the Agreement that has priority over (i) any other class(es) of Units and (ii) series of Preferred Units not entitled to share in such distribution. In that event, the Tax Matters Partner shall make all necessary allocations under Article 7 of the Agreement.

11. Participation in the Company’s Unit and Preferred Unit Repurchase Program.

Series B Preferred Units may be repurchased by the Company pursuant to the terms of any repurchase program then in effect on the same terms as the Class 3 Units are entitled to participate, provided that the Series B Preferred Units to be repurchased were originally purchased from the Company at least three (3) years prior to the date of the proposed repurchase (the “Three-Year Period”). Notwithstanding the above, the Company may repurchase Series B Preferred Units within the Three-Year Period if the holder of the Series B Preferred Units has a hardship. The existence of a hardship shall be determined on a case-by-case basis by the Company. Any Series B Preferred Units repurchased by the Company during the Three-Year Period shall be purchased at a price equal to the Original Series B Preferred Unit Price.

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12. Future Inapplicability of Section 7.4.2.4(b) of the Operating Agreement.

In the event that the Operating Agreement is amended to allow Certificates of Designations to disregard Section 7.4.2.4(b) of that Agreement, then Section 7.4.2.4(b) shall be disregarded for the purposes of Series B Units.

JCM PARTNERS, LLC

By /s/ Gayle M. Ing

Gayle M. Ing, Chief Executive Officer

Dated: Effective as of December 31, 2004

THE SECURITIES SUBJECT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT OR AS OTHERWISE PERMITTED BY THE COMPANY; OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.